Exhibit 99.1

Ballard CFO to Present at 19th Annual Rodman & Renshaw Conference in New York City

VANCOUVER, Aug. 30, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced that Tony Guglielmin, Chief Financial Officer, will attend and present during the 19th Annual Rodman & Renshaw Global Investment Conference, sponsored by H.C. Wainwright & Co., LLC at Lotte New York Palace Hotel in New York City on Monday, September 11th, 2017 at 3:25 p.m. Eastern Time.

During his presentation, Mr. Guglielmin will discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas. Throughout the conference Tony Guglielmin and Guy McAree, Ballard's Director of Investor Relations, will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/30/c8608.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:15e 30-AUG-17